EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	Three Months
	Ended
	March 31,		Year Ended December 31,
	2012		2011		2010		2009		2008		2007
EARNINGS (1)
Pre-tax income from continuing operations before noncontrolling interest and income from equity investees	$250		$1,026		$510		$572		$430		$350
add: Fixed charges	85		328		321		283		264		233
add: Distributed income of equity investees	7		23		9		7		10		2
add: Amortization of capitalized interest	1		2		1		1		1		—
less: Capitalized interest	(9)		(25)		(16)		(12)		(17)		(14)
Total Earnings	$334		$1,354		$825		$851		$688		$571

FIXED CHARGES (1)
Interest expensed and capitalized (2)	$76		$298		$281		$247		$233		$220
Amortization of debt expense	3		10		8		7		4		3
Portion of rent expense related to interest (33.33%)	6		20		32		29		27		10
Total Fixed Charges	$85		$328		$321		$283		$264		$233

RATIO OF EARNINGS TO FIXED CHARGES (3)	3.93	x	4.13	x	2.57	x	3.00	x	2.60	x	2.45	x

(1)              For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pre-tax income from continuing operations before income from equity investees plus fixed charges (excluding capitalized interest), distributed income of equity investees and amortization of capitalized interest. “Fixed charges” represents interest incurred (whether expensed or capitalized), amortization of debt expense (including discounts and premiums relating to indebtedness) and the portion of rental expense on leases deemed to be the equivalent of interest.

(2)              Includes interest costs attributable to borrowings for inventory stored in a contango market of $2 million for the three months ended March 31, 2012 and $20 million, $17 million, $11 million, $21 million and $44 million for each of the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively.

(3)              Ratios may not recalculate due to rounding.